UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Endurance Specialty Holdings Ltd. (Name of Issuer)
Ordinary Shares, $1.00 par value (Title of Class of Securities) G30397106 (CUSIP Number)
Michael C. Neus Perry Corp. 767 Fifth Avenue, 19th Floor New York, NY 10153 (212) 583-4000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 21, 2011 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G30397106		13D

11		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perry Corp.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,153,056
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 7,153,056
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,153,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON* IA, CO

CUSIP No. G30397106		13D

11		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard C. Perry
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,153,056 (all shares beneficially owned by Perry Corp.)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 7,153,056 (all shares beneficially owned by Perry Corp.)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,153,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON* IN, HC

This Amendment No. 3 amends and supplements the statement on Schedule 13D (the “Schedule 13D”) originally filed with the Securities and Exchange Commission (“SEC”) on May 13, 2005 and amended by Amendment No. 1 on August 12, 2005 and Amendment No. 2 on February 22, 2010 by Perry Corp. and Richard C. Perry (together, the “Reporting Persons”) with respect to the Ordinary Shares, par value $1.00 per share (the “Shares”), of Endurance Specialty Holdings Ltd., a company domiciled in Bermuda (the “Issuer”).  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

ITEM 2.                IDENTITY AND BACKGROUND.

This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen.  Perry Corp. is a registered investment adviser that provides asset management services to private investment funds.  Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp.  The address of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153.  A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Schedule A, which is incorporated herein by reference.

Except as set forth below, during the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On July 21, 2009, Perry Corp. settled an administrative proceeding brought by the SEC pursuant to which, while neither admitting nor denying the charges, Perry Corp. agreed to the entry of a cease and desist order requiring future compliance with Section 13(d) under the Securities Exchange Act of 1934 and Rule 13d-1 thereunder, a censure and payment of a $150,000 penalty. The order resolves the SEC’s inquiry into Perry Corp.’s acquisition of shares of Mylan Corporation in 2004. Additional information regarding the terms of the settlement can be found in SEC Release No. 34-60351, dated July 21, 2009.

ITEM 4.                PURPOSE OF TRANSACTION.

On January 21, 2011, the Issuer offered to acquire the Shares held by certain private investment funds for which Perry Corp. acts as general partner and/or investment adviser at a price of $44.99 per Share, and such funds determined to accept the Issuer’s purchase proposal, subject to the negotiation and execution of satisfactory definitive documentation providing for such sale and purchase.  On January 23, 2011, the funds that own the Shares (such funds, the “Sellers”), Perry Corp. and Richard C. Perry entered into a Share and Option Purchase Agreement with the Issuer (the “Securities Purchase Agreement”) pursuant to which the parties agreed, among other things, to the following:

(i) The Sellers will sell to the Issuer (a) 7,143,056 Shares (including restricted Shares) at a price of $44.99 per share and (b) options to purchase 10,000 Shares at a price of $44.99 per share, less the applicable exercise price for such options;

(ii) For a period of three years from the date of the closing of the sale and purchase (unless specifically invited by the Issuer), neither the Sellers, Perry Corp., Mr. Perry nor any of their affiliates will (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the Issuer or its affiliates (other than the acquisition of up to an aggregate of 2% of the outstanding common shares of the Issuer solely for investment purposes); (ii) any tender or exchange offer, merger or other business combination involving the Issuer or any of its affiliates; (iii) any recapitalization, restructuring, liquidation, dissolution or any other extraordinary transaction with respect to the Issuer or any of its affiliates; or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) or consents to vote any voting securities of the Issuer or any of its affiliates; (b) form, join or in any way participate in a “group” with respect to the Issuer or any of its affiliates (as defined under the Securities Exchange Act of 1934, as amended); (c) take any action that might force the Issuer or any of its affiliates to make a public announcement regarding any of the types of matters set forth in (a) above; or (d) enter into any discussions or arrangements with any person with respect to any of the foregoing.

The Securities Purchase Agreement also provides for the termination of certain agreements and the mutual release of certain claims by the parties.  Closing of the transaction is expected to occur on January 28, 2011.  The foregoing description of the Securities Purchase Agreement is qualified in its entirety by the full text of the Securities Purchase Agreement, a copy of which is filed as Exhibit C hereto and is incorporated herein.

In addition, as a result of Perry Corp.’s sale of all of its Shares in the Issuer, Richard C. Perry has determined to resign from his position as a director of the Issuer effective upon closing of the transaction.

Except as set forth above, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in the Schedule 13D as amended or supplemented, or such as would occur in connection with any of the proposals discussed in the Schedule 13D as amended or supplemented.

ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)    Perry Corp. may be deemed the indirect beneficial owner of 7,153,056 Shares (including (i) 1,910 restricted Shares granted pursuant to the terms of the Issuer's 2007 Equity Incentive Plan that vest on May 13, 2011 previously disclosed by the Reporting Persons, and (ii) options to purchase 10,000 Shares previously disclosed by the Reporting Persons), which constitutes approximately 14.7% of the Issuer’s outstanding Shares, based upon 48,773,866 Shares outstanding as of November 2, 2010 (plus the 10,000 Shares issuable upon exercise of the options held by the Reporting Persons).  Perry Corp. has sole power to vote and sole power to dispose of the 7,153,056 Shares.  By virtue of his position as President and sole stockholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such Shares.  The Issuer’s By-Laws generally provide that any shareholder owning, directly, indirectly or, in the case of U.S. persons, by attribution, more than 9.5% of the Issuer’s Shares will have the voting rights attached to such Shares reduced so that it may not exercise more than 9.5% of the total voting rights.

(c)           None.

(d)           The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)           Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As a director of the Issuer, Richard C. Perry participates in the Issuer’s 2007 Equity Incentive Plan and may participate in any other equity incentive plan that the Issuer makes available to its directors.  To the best knowledge of Perry Corp., except as set forth in the immediately preceding sentence and the Securities Purchase Agreement (and the agreements referred to therein), there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.                 MATERIALS TO BE FILED AS EXHIBITS

Exhibit A --	Agreement between Perry Corp. and Richard C. Perry to file this statement jointly on behalf of each of them.

Exhibit B --	Power of Attorney, dated as of June 21, 2005, granted by Richard Perry in favor of Paul Leff and Michael Neus.

Exhibit C --	Share and Option Purchase Agreement, dated as of January 23, 2011, by and between Perry Partners International, Inc. and Perry Partners, L.P. and Endurance Specialty Holdings Ltd.

Schedule A --	Executive Officers and Directors of Perry Corp. (other than Richard C. Perry).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERRY CORP.

Date: January 24, 2011
New York, New York	By:	Richard C. Perry
President

	By:	/s/ Michael C. Neus
Michael C. Neus
Attorney-in-Fact for Richard C. Perry

Date: January 24, 2011
New York, New York	By:	Richard C. Perry

	By:	/s/ Michael C. Neus
Michael C. Neus
Attorney-in-Fact for Richard C. Perry

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Endurance Specialty Holdings Ltd., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

PERRY CORP.

Date: August 12, 2005
New York, New York	By:	Richard C. Perry
President

	By:	/s/ Michael C. Neus
Michael C. Neus
Attorney-in-Fact for Richard C. Perry

Date: August 12, 2005
New York, New York	By:	Richard C. Perry

	By:	/s/ Michael C. Neus
Michael C. Neus
Attorney-in-Fact for Richard C. Perry

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, RICHARD Perry, hereby make, constitute and appoint each of PAUL LEFF and MICHAEL NEUS acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an officer of, shareholder of or in other capacities with Perry Corp. (“Perry”) and each of its affiliates or entities advised by me or Perry, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 21st day of June 2005.

/s/  Richard Perry
Richard Perry

SCHEDULE A

Executive Officers of Perry Corp. (other than Richard C. Perry)

Name	Title	Citizenship

Randall Borkenstein	Chief Financial Officer and Treasurer	USA
Michael C. Neus	General Counsel and Secretary	USA
Paul Leff	Managing Director and Chief Investment Officer	USA
Alp Ercil	Managing Director	USA
Andrew Isikoff	Managing Director	USA
Dave Russekoff	Managing Director	USA
George Brokaw	Managing Director	USA
Adam Stanislavsky	Managing Director	USA

Each of the persons listed above is a citizen of the United States of America.  The business address for each of the persons listed above is: c/o Perry Corp., 767 Fifth Avenue, 19th Floor, New York, NY 10153.

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SHARE AND OPTION PURCHASE AGREEMENT

THIS SHARE AND OPTION PURCHASE AGREEMENT (this "Agreement") is made and entered into as of January 23, 2011, by and among Perry Partners International, Inc. and Perry Partners, L.P. (collectively, the "Sellers"), Perry Corp., Richard C. Perry and Endurance Specialty Holdings Ltd., an exempted company organized in Bermuda (the "Company").

WHEREAS, the Sellers desire to sell to the Company, and the Company desires to purchase from the Sellers, the amount of ordinary shares, par value US$1.00 per share, and the amount of restricted ordinary shares, par value US$1.00 per share (collectively, the "Shares"), and the amount of options to acquire ordinary shares, par value US$1.00 per share (the “Options”), set forth opposite each Seller’s name on Schedule 1 hereto, of the Company, for the amounts set forth opposite each Seller’s name on Schedule 1 hereto, and subject to the terms, conditions, promises, representations and warranties set forth herein; and

WHEREAS, the parties hereto desire to set forth herein the terms and conditions of their agreements and understandings.

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises herein contained and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby covenant and agree as follows:

1. Sale and Transfer of the Shares and Options.  The Sellers hereby sell, assign, transfer, convey and deliver the Shares and Options to the Company.  The closing of the purchase and sale of the Shares and the Options (the “Closing”) shall take place on January 28, 2011 at the offices of the Company in Bermuda.

2. Instruments of Conveyance and Transfer. At the Closing, the Sellers shall deliver to the Company either (w) stock certificates endorsed in blank, (x) duly executed assignments separate from such certificates, (y) evidence that the Sellers have completed electronic delivery of the Shares through the Depository Trust Company (“DTC”) Deposit/Withdrawal at Custodian (“DWAC”) system to the account of the Company or (z) the executed option agreements and restricted share agreements, in each case evidencing the transfer of the Shares and the Options, dated the date of the Closing, and in such form satisfactory to the Company as shall be effective to vest in the Company good and valid title to the Shares and the Options, free and clear of any option, call, contract, commitment, demand, lien, charge, security interest or encumbrance whatsoever.  The Sellers shall at any time, and from time to time, after the Closing, execute, acknowledge and deliver all further assignments, transfers, and any other such instruments of conveyance, upon the request of the Company, to confirm the sale of the Shares and Options hereunder.

3. Payment by Buyer.  At the Closing, the Company shall purchase (a) the Shares at a purchase price of US$44.99 per share and (b) the Options at a purchase price of US$44.99 per

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share, less the applicable exercise price for such Options, for an aggregate purchase price for each Seller as set forth in Schedule 1 hereto, by wire transfer of immediately available funds.

4. Representations and Warranties of Seller.  As of the date hereof and the date of the Closing, each Seller, severally and not jointly, represents and warrants that:

(a) The Seller has the full, absolute and entire power and legal right to execute, deliver and perform this Agreement.

(b) The execution and delivery by the Seller of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on part of the Seller and when duly and validly executed, will constitute a legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms.

(c) The Shares and Options are owned by the Seller, free and clear of any option, call, contract, commitment, demand, lien, charge, security interest or encumbrance whatsoever.

5. Representations and Warranties of the Company.  As of the date hereof and the date of the Closing, the Company represents and warrants that:

(a) The Company has the full, absolute and entire power and legal right to execute, deliver and perform this Agreement.

(b) The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on part of the Company and when duly and validly executed, will constitute a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

6. Acknowledgments.  As of the date hereof and the date of the Closing, each Seller separately acknowledges that:

(a) The Seller has not relied upon any representations (whether oral or written) with respect to the Company or the Shares or Options other than as set forth in this Agreement.

(b) The Seller has had an opportunity to discuss the Company's business, management and financial affairs with directors, officers and management of the Company.  The Seller has also had the opportunity to ask questions of and receive answers from, the Company and its management regarding the terms of this transaction.  The Seller believes that it has received all the information it considers necessary or appropriate for deciding whether to sell the Shares and the Options and has made its own analysis and decision to sell the Shares and the Options to the Company based upon such information as the Sellers deem appropriate.

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(c) The Seller represents that it (i) is a "qualified institutional buyer" within the meaning of Rule 144A promulgated under the Securities Act of 1933, as amended (the "Securities Act"), or an institutional "accredited investor" as that term is defined in Regulation D promulgated under the Securities Act ("Regulation D") and has such knowledge, sophistication and experience in financial and business matters as to be capable of evaluating independently the merits, risks and suitability of entering into this Agreement and the transactions contemplated hereby, (ii) is able to bear the risks attendant to the transactions contemplated hereby, and (iii) is dealing with the Company on a professional arm's-length basis as defined in Regulation D.

(d) The Seller agrees that it has had a full and complete opportunity to consult legal, tax and business advisors and has in fact consulted such advisors with respect to this agreement and any matters contemplated hereunder.  The Seller further acknowledges that it has not engaged or employed any broker or finder in connection with the transactions referred to herein and that the sale of the Shares and the Options has been privately negotiated by the Seller and the Company.

7. Standstill.  Each Seller, Perry Corp. and Richard C. Perry (“Mr. Perry”) personally agree that, for a period of three (3) years from the date of the Closing, unless specifically invited in writing by the Company, neither the Seller, Perry Corp., Mr. Perry nor any of their respective affiliates (as such term is defined under the Securities Exchange Act of 1934, as amended (the “1934 Act”)), or their respective officers, employees, directors or partners, will in any manner, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any direct or indirect acquisition of any securities (or beneficial ownership thereof) or assets of the Company or any of its affiliates, other than the acquisition of up to an aggregate of 2 percent (2%) of the outstanding common shares of the Company solely for investment purposes; (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its affiliates; (iii) any recapitalization, restructuring, liquidation, dissolution or any other extraordinary transaction with respect to the Company or any of its affiliates; or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company or any of its affiliates; (b) form, join or in any way participate in a “group” with respect to the Company or any of its affiliates (as defined under the 1934 Act); (c) take any action that might force the Company or any of its affiliates to make a public announcement regarding any of the types of matters set forth in (a) above; or (d) enter into any discussions or arrangements with any person with respect to any of the foregoing.

8. Release, Discharge and Waiver.  Effective from and after the date of the Closing, each Seller and Perry Corp., for itself and its officers, directors, respective successors and assigns, and Mr. Perry personally (collectively, the “Perry Persons”) and the Company, for itself and its officers, directors, respective successors and assigns (collectively, the “Company Persons”), hereby irrevocably forever release, discharge and waive any and all claims, rights, causes of action, suits, obligations, debts, demands, liabilities, controversies, costs, expenses, fees or damages of any kind, whether directly, derivatively, representatively or in any other

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capacity, against, in the case of the Perry Persons, the Company or any of its affiliates and, in the case of the Company Persons, the Perry Persons and any of their respective affiliates, in each case including, without limitation, any and all of their respective present and/or past directors, officers, members, shareholders, employees, fiduciaries or agents, and their respective successors and assigns, which are based upon, arise from or in any way relate to or involve, directly or indirectly, the ownership or disposition of the Shares and the Options.  Notwithstanding the foregoing, but subject to Section 6(b) hereof, nothing contained in this Section 8 shall constitute any release, discharge or waiver to the extent that the applicable claims, rights, causes of action, suits, obligations, debts, demands, liabilities, controversies, costs, expenses, fees or damages arise out of (i) this Agreement or (ii) fraud, (iii) the Indemnification Agreement between Richard C. Perry and the Company, dated as of  November 20, 2008, (iv) any directors' and officers' insurance policies, or (v) the Memorandum of Association, Bye-laws, or any other organizational documents or policies of the Company or its subsidiaries.

9. Termination of Amended and Restated Shareholders Agreement and Registration Rights Agreement.  The Sellers, Perry Corp. and Richard C. Perry hereby agree that, as of the date of the Closing, (a) the Amended and Restated Shareholders Agreement, dated as of January 30, 2003, by and among the Company and each of the Shareholders and Warrant Holders listed on Schedule A thereto and (b) the Registration Rights Agreement, dated as of July 22, 2002, among the Registrant and each of the persons listed on Schedule A thereto, terminates and the terms of such Amended and Restated Shareholders Agreement and Registration Rights Agreement shall be of no further force and effect.

10. Perry Letter.  Mr. Perry shall execute and deliver to the Company the letter attached hereto as Schedule 2 hereto at or before the Closing.

11. Governing Law.  This Agreement shall be construed in accordance with the laws of Bermuda.

12. Invalidity or Unenforceability.  In case any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

13. Benefits and Burdens.  This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective estates, executors, administrators, legatees, heirs, and personal and legal representatives, successors and permitted assigns and, in the case of Section 8, the persons identified therein not party hereto (provided their consent shall not be required to change or modify such section).

14. Change; Waiver.  No change or modification of this Agreement shall be valid unless the same is in writing and signed by the parties hereto.  No waiver of any provision of this Agreement shall be valid unless in writing and signed by the party waiving its rights.  The failure of either party at any time to insist upon, or any delay by either party at any time to insist upon,

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strict performance of any condition, promise, agreement or understanding set forth herein shall not be construed as a waiver or relinquishment of the right to insist upon strict performance of the same condition, promise, agreement or understanding at a future time.

15. Entire Agreement.  This Agreement sets forth all of the promises, agreement, conditions, understandings and covenants between the parties hereto with respect to the subject matter referred to herein, and there are no promises other than as set forth herein.  Any and all prior agreements with respect to such subject matter are hereby revoked.  This Agreement is, and is intended by the parties to be, an integration of any and all prior agreements or understandings, oral or written, with respect to such subject matter.

16. Headings.  The headings and other captions in this Agreement are for convenience and reference only and shall not be used in interpreting, construing or enforcing any of the provisions of this Agreement.

17. Counterparts.  This Agreement may be executed in any number of counterparts, which may be by facsimile, all of which counterparts taken together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

COMPANY:

ENDURANCE SPECIALTY HOLDINGS LTD.

By: /s/ Michael J. McGuire
      Name: Michael J. McGuire
      Title:   Chief Financial Officer

SELLERS:

PERRY PARTNERS INTERNATIONAL, INC.

By: Perry Corp, its investment manager

By: /s/ Michael C. Neus
      Name: Michael C. Neus
      Title:  General Counsel

PERRY PARTNERS, L.P.

By: Perry Corp, its managing general partner

By:  /s/ Michael C. Neus
      Name: Michael C. Neus
      Title:  General Counsel

PERRY CORP.

By: /s/ Michael C. Neus
      Name: Michael C. Neus
      Title:  General Counsel

      /s/ Richard C. Perry
 Richard C. Perry

Schedule 1

Seller	Number	Price Per Share/Option	Aggregate Purchase Price
Perry Partners International, Inc.
Ordinary Shares	5,272,295	$44.99	$237,200,552
Restricted Ordinary Shares	1,410	$44.99	$63,436
February 2003 Options ($22.14 Exercise Price)	3,650	$22.85	$83,403
May 2004 Options ($33.91 Exercise Price)	3,650	$11.08	$40,442
Total			$237,387,833

Perry Partners, L.P.
Ordinary Shares	1,868,851	$44.99	$84,079,606
Restricted Ordinary Shares	500	$44.99	$22,495
February 2003 Options ($22.14 Exercise Price)	1,350	$22.85	$30,848
May 2004 Options ($33.91 Exercise Price)	1,350	$11.08	$14,958
Total			$84,147,907

Schedule 2

January 28, 2011

The Board of Directors
Endurance Specialty Holdings Ltd.
Wellesley House
90 Pitts Bay Road
Pembroke  HM 08
Bermuda

Dear Sirs,

I hereby resign from my position as a member of the Endurance Specialty Holdings Ltd. board of directors and its constituent committees effective as of January 28, 2011.

Sincerely,

Richard C. Perry